Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

April 5, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Bearish Capped GEARS	March 31, 2017	A157
Accelerated Return Notes® Linked to a Basket of Three Financial Sector Stocks	March 29, 2017	ARN-73
12% per annum Autocallable Yield Notes due April 5, 2018	March 31, 2017	F350
Buffered Accelerated Return Equity Securities due October 3, 2018	March 31, 2017	K793
Buffered Return Equity Securities due April 3, 2020	March 31, 2017	K794
Market Linked Securities—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities	March 31, 2017	K797
Absolute Return Digital Barrier Securities due April 3, 2020	March 31, 2017	T976
Digital Plus Barrier Notes due April 3, 2020	March 31, 2017	T979

Absolute Return Digital Barrier Securities due April 5, 2022	March 31, 2017	T980
Accelerated Barrier Notes due April 3, 2020	March 31, 2017	T981
7.50% per annum Contingent Coupon Autocallable Yield Notes due July 5, 2018	March 31, 2017	U1963
5.00% per annum Contingent Coupon Autocallable Yield Notes due July 5, 2018	March 31, 2017	U1964
9.50% per annum Contingent Coupon Callable Yield Notes due April 6, 2020	March 31, 2017	U1965
8.00% per annum Contingent Coupon Callable Yield Notes due April 6, 2020	March 31, 2017	U1966
Callable Contingent Income Securities due April 3, 2019	March 31, 2017	U2015
Auto-Callable Contingent Income Securities due April 3, 2020	March 31, 2017	U2016